P.E. 1/16/02

02011416

No. 2/2002

# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

# FORM 6-K

**REPORT OF FOREIGN ISSUER**

**PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934**

JAN 18 2002

**Date: January 16, 2002**

## SWISSCOM AG

(Registrant's Name)

U.S. POST OFFICE DELAYED

Alte Tiefenaustrasse 6
CH-3048 Worblaufen
(postal address: Swisscom AG, 3050 Bern)
Switzerland
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PROCESSED
JAN 29 2002
THOMSON FINANCIAL P

swisscom mobile

Press Release

# Swisscom Mobile launches mobile data transfer via GPRS

**On 1 February 2002 Swisscom Mobile will start offering GPRS (General Packet Radio Service) on a commercial basis. GPRS will be activated automatically and free of charge for customers with contracts: only the volume of transmitted data will be billed. GPRS will make the transmission of e-mails, for example, and chatting via mobile phone cheaper and more user-friendly.**

GPRS technology has been integrated in Swisscom Mobile's existing NATEL® network for over a year. Last year several thousand test users helped to check out the quality: Swisscom Mobile held back with the rollout of GPRS until the high requirements for both the mobile network and the GPRS terminals had been met.

**Comprehensive service offering – fair volume-based pricing**

An advantage of GPRS technology is that once connections have been set up to a mobile data service they remain in place; this speeds up and simplifies access to, for example, e-mails or information services (such as news, traffic, financial data, etc.). With GPRS, callers can still get through while a data connection is running. To make it as easy as possible for users to enter the world of mobile data, Swisscom Mobile is activating GPRS automatically and free of charge for all NATEL® subscribers.

Instead of a basic monthly charge, subscribers are billed only for the volume of data transmitted. At the present time Swisscom Mobile's GPRS offering is not only the best quality-wise in Switzerland but also the cheapest: The data transfer of each 10 Kilobytes costs CHF 0.19 until one Megabyte per month has been reached, then it drops to CHF 0.10. The smallest billable unit for a GPRS session is 10 Kilobytes. As a comparison: an average WAP page is smaller than 1 Kilobyte. This makes the spontaneous and regular accessing of WAP pages considerably cheaper.

From the outset Swisscom Mobile customers will be able to use GPRS to access a wide range of services such as calling up personal e-mails, consulting the SBB train timetable or participating in mobile chats. The mobile portal of Swisscom Mobile offers a comprehensive range of services.

swisscom mobile

**Press Release**

## GPRS paves the way for mobile data communication

Packet-switched data transmission makes GPRS the most important forerunner of UMTS, the third mobile generation. Both technologies will provide the basis for further growth in mobile data communication. Even after the rollout of UMTS, GPRS will continue to be deployed as a complementary technology for several years to come. Already today GPRS permits data transmission speeds of up to approximately 40 kbit/s.

To be able to use GPRS customers require a corresponding handset. A large selection of those are already available in Swisscom Shops and specialist outlets.

Berne, 16 January 2002